Management’s Discussion and Analysis of Financial Statements
for the three and nine months ended May 31, 2015

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months and nine months ended May 31, 2015 (the “Period”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2014. This MDA is prepared as of July 13, 2015.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare metal and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2014, and:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

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•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the Hydrometallurgical Plant for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare metals and minerals and fluctuations in their pricing;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•

risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Project which could adversely affect the Company’s ability to conduct further studies and exploration activities;

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals, and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

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The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a sustainable diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or advancing three of its six mineral resource properties. Nechalacho is the Company’s most advanced project with a feasibility study (“FS”) completed in April 2013, Ministerial approval for its Report of Environmental Assessment received in November 2013 and permits were received in April and May 2014 for pre-construction activities. Work on Nechalacho has slowed recently due to decreased demand for rare earth elements and a challenging capital markets environment. East Kemptville and Separation Rapids are also advanced rare metals projects which are becoming a higher priority with increasing demand for tin and lithium.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In December, 2014 the Company released its third comprehensive Sustainability Report entitled Lead. Collaborate. Diversify. ("2014 Sustainability Report"). Avalon placed 17th in Corporate Knights’ recent Future 40 Responsible Corporate Leaders in Canada 2015, and ranking second amongst mineral companies, from a universe of 187 eligible small- and mid-cap organizations in 2015.

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of many rare metals to the world and remains the sole source of supply of the strategically important heavy rare earths.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

For the Years Ended August 31,	2014	2013	2012
	$	$	$
Revenue (Interest)	88,075	374,281	1,105,731
Net Loss before discontinued operations	5,730,581	11,199,164	11,152,194
Net loss	5,730,581	11,199,164	11,152,194
Net loss, per share basic and diluted	0.05	0.11	0.11
Total assets	116,837,367	111,845,946	124,081,323
Total long term liabilities	236,600	236,600	103,600
Cash dividends	-	-	-

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The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic mineral deposit is developed and brought into profitable commercial operation on one or more of the Company’s properties, or is otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses, any impairment losses recognized on its mineral properties, and adjustments to the fair value for the US$ Warrants. The Company may increase or decrease its level of business activity in coming years and if it does, investors can anticipate that the Company’s annual operating losses will also increase or decrease until an economic mining operation is brought into profitable commercial production, or one or more of the Company’s properties are disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2015 (the “Quarter”) totalled $599,244, a 75.2% decrease over the level of expenditures for the quarter ended May 31, 2014 ($2,408,169), reflecting a decreased level of activities, particularly on the Nechalacho Project. Of these expenditures, 37.6% were incurred on Nechalacho, 38.1% were incurred on the East Kemptville Tin-Indium Project (the “East Kemptville Project”), and 23.7% were incurred on the Company’s Separation Rapids Project.

Resource property expenditures for the nine months ended May 31, 2015 (the “Nine Month Period”) totalled $2,452,072, a 65% decrease over the level of expenditures for the nine months ended May 31, 2014 ($7,045,467). Of these expenditures, 56.5% were incurred on Nechalacho, 27.7% were incurred on the East Kemptville Project, and 15.3% were incurred on the Separation Rapids Project. Expenditures on the East Kemptville Project increased to $679,932 from $107,490 in the prior period, due to the work completed for the Company’s Conceptual Redevelopment Study, increased level of metallurgical testwork and the preparatory work for the 2015 summer drilling program. Expenditures on Nechalacho decreased to $1,385,696 from $6,597,777 in the prior period mainly due to the cessation of field operations and reduced metallurgical process development work. No properties were abandoned during the Period.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.4 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has completed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue intermittently. The Company also recognizes that the Tticho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site.

The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During its last fiscal year, Avalon concluded a Participation Agreement with the NWTMN and commenced negotiating an agreement with the NSMA.

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Expenditures during the Quarter totalled $225,052 (2014 - $2,307,843). Of this, approximately 14% was incurred on geological work, 22% was spent on feasibility and engineering optimization studies, 52% on metallurgical testwork, and 11% on environmental studies and permitting work, with the balance funding ongoing community consultation work.

Since the completion of the Feasibility Study (“FS”) in April, 2013, the Company has been engaged in metallurgical testwork with the objective of optimizing the process flowsheets to improve recoveries and reduce costs. This involved introducing efficiencies to the Concentrator flowsheet, and designing a new flowsheet for the Hydrometallurgical Plant involving an alkali cracking process for treatment of the rare earth mineral concentrate as an alternative to the sulphuric acid bake process contemplated in the FS. The alkali cracking process enables recovery of 90% of the HREE in the flotation concentrate, compared to 52% recovery contemplated in the FS using the sulphuric acid bake process. In addition, the alkali cracking process allows for the recovery of zirconium in a form for which there are established markets.

Optimization of the alkali cracking process flowsheet is nearly complete with the details around reagent recovery and recycling being the only outstanding items. Work here has indicated an 80% reduction in hydrochloric acid, 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate consumption could be achievable. The new flowsheet also successfully suppresses the precipitation of cerium and separates the lanthanum, both of which dilute the value of the mixed HREE product.

During the Quarter, further investigations into the hydrometallurgical process were initiated with the intention of simplifying the flowsheet and reducing both capex and opex.

Process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant are still being reworked along with revisions to the mine plan and continued work on the site selection for the Hydrometallurgical Plant. The results of this work are expected to be incorporated into an updated technical report planned for 2016.

Several sites in western Canada are under consideration for the location of the new Hydrometallurgical Plant design. The original design contemplated in the FS was planned to be located in Pine Point, NWT, but this area has insufficient infrastructure to support the new plant design. A number of potential sites meeting the necessary infrastructure requirements have been identified in Saskatchewan and Alberta and these are now undergoing further evaluation.

A further integrated pilot plant campaign is also planned to fully evaluate process performance particularly with the incorporation of the acid recovery circuit(s) and associated recycle streams. This pilot plant will include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore now on hand to feed this pilot plant is approximately eight tonnes. The material is being stored in Yellowknife and Lakefield, Ontario, until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. In the meantime, some bench-scale “pre-pilot” definition work is being carried out to better define certain key operating parameters around the impurity removal and zircon recovery circuits.

In 2014, the Company entered into an agreement with Solvay to have Solvay toll-process the mixed HREE-rich product from the Hydrometallurgical Plant into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France. Solvay is providing Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s Hydrometallurgical Plant and retains certain termination rights until project financing is achieved.

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The Company continues to closely monitor developments in the global rare earths market and maintain dialogue with potential future customers and strategic partners. Most potential strategic partners are seeking off-take agreements in return for their financial or technological contribution. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China.

In early 2015, China replaced its rare earth export quota system with an export licensing system as a response to a ruling by the WTO on China’s export practices. It is believed that the new licensing system will allow China to manage and control exports more closely and with less transparency than there was under the export quota system. This is expected to create more uncertainty around security of supply for consumers outside China.

In addition to concerns from industry, governments in Europe and North America continue to be concerned about security of supply of critical raw materials. The Canadian Rare Earth Elements Network (“CREEN”) for which Avalon is a founding partner, is seeking funding to promote the development of a Canadian rare earth industry. On April 21, 2015 the Canadian federal budget announced an allocation of $23 million over 5 years for the development of the rare earths and chromite industries in Canada. CREEN and Avalon are participating in the process to determine how the funds are to be allocated.

While permits for pre-construction work are already in place, the Company is continuing to progress the permitting process to obtain the Class A Water Licence and Land Use Permit authorizing mine construction, operation and closure activities. A Public Hearing and, if approved, the issuance of these permits is anticipated to be concluded in 2015.

The start date for beginning construction work at Nechalacho remains uncertain due to the present market conditions for raising project financing. In the interim, the Company is focused on identifying a suitable location for the new Hydrometallurgical Plant and continuing its optimization work, with a view to producing an updated technical report incorporating the results of this work. Other goals include completing land use permit and water licence applications, carrying out an additional pilot plant trial of the new Hydrometallurgical Plant flowsheet (to confirm reagent recycle performance), finalizing detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

The key factors going forward influencing the Nechalacho Project schedule are: securing one or more strategic or financial partners, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction and operating permits.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Person under NI 43-101.

East Kemptville Tin-Indium Project

The Company incurred $228,537 (2014 - $53,031) in expenditures during the Quarter on the East Kemptville Project in Yarmouth County, Nova Scotia. Approximately 61% of these expenditures were incurred on geological work including sample assays and preparatory work for the drilling program to commence in July, 2015, 28% of the expenditures were incurred on metallurgical testwork, and 9% of the expenditures were spent on permitting and environmental studies, with the balance incurred on preliminary work on the Preliminary Economic Assessment to be completed toward the end of calendar 2015. Initial community engagement work with Aboriginal government and other local community groups continued during the Quarter.

The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Discussions with the surface rights holders toward obtaining full title to the lands covered by the Special Licence are in progress.

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The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the Quarter, by Order in Council, the Government of Nova Scotia approved this application. The new Special Licence has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $263,933 had been incurred by May 31, 2015). It is renewable for an additional two one-year periods.

In addition to the Special Licence, the Company holds 183 mineral claims totalling 2,962 hectares to the northeast and southwest of the East Kemptville property, covering over 10 kilometres of strike length along the geological trend of the East Kemptville tin deposit. Since 2005, the Company has incurred over $2.3 million in exploration expenditures on these claims and the Special Licences.

During the previous Quarter, the Company completed a Conceptual Redevelopment Study (the “Study”), on the East Kemptville Tin Deposit (the “Deposit”) to confirm the business case for redevelopment of the Deposit. The Study was prepared by Hains Engineering Company Limited of Toronto (“Hains”) and indicated that, given the assumptions used on costs and revenues, there is potential for attractive economics. The Study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Further definition drilling will be required before these mineral resources can be incorporated into a mining reserve and relied upon in an economic analysis for feasibility study purposes. There is no certainty that these inferred resources will be converted to reserves or that the preliminary economics indicated in the Study will be realized.

Hains’ proposed model assumes conventional open pit mining with milling rate at 10,000 tonnes per day. Whittle pit optimization based on the NI 43-101 resource released in October 2014 indicated a pit containing 49.3 million tonnes of mineral resources (which includes resources classified both as Indicated and Inferred) within the pit at average diluted grades of 0.113% tin. 0.131% zinc and 0.053% copper, including 5.87 million tonnes of low grade stockpile material.

It is recommended that a new operation take advantage of recent innovation in metallurgical recovery technology for tin ores that can achieve improved recoveries for tin as well as by-product copper and zinc. Metal recoveries, based on very preliminary test work, are estimated at 87% for tin, 85% for zinc and 75% for copper. Hains calculates that the proposed development model, would require a capital investment in the order of $200 million with operating costs estimated at $15/tonne of ore mined or $53 million on an annual basis. Using long term metal price assumptions of US$23,500/tonne for tin, US$1.00/lb for zinc and US$3.00/lb for copper, average annual revenues in the order of $107 million are estimated (assuming an exchange rate of CDN$1=US$0.85). Although indium is known to occur in the deposit in association with the zinc mineralization, no credits for indium were applied in the model due to insufficient indium analytical data in the resource model.

Subsequent to the end of the Quarter, the Company commenced a $1.3 million work program utilizing funding secured in the Company’s two recent equity offerings completed in December, 2014 and May, 2015. This work will include preliminary metallurgical process testwork, diamond drilling and environmental studies.

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The drilling program has the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, it will provide further sample for metallurgical testing and assist in developing geotechnical knowledge of the deposit. A drilling contractor has been selected to conduct the minimum 2,000 metre drilling program, which is scheduled to commence by mid-July, 2015.

Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was awarded to SGS in Cornwall, England and has already commenced with the objectives of verifying metallurgical recoveries, concentrate grades and evaluating ore variability. It will be investigating all aspects of the flowsheet including milling, copper and zinc sulphide flotation as well as tin recovery by both gravity and flotation processes. The recovery of indium to the zinc concentrate will also be monitored. This test program will eventually lead to larger scale pilot plant testing using representative bulk samples collected from future drilling and existing ore stockpiles at the site. No results have been received to date.

Environmental studies will examine the nature of the waste rock generated in the proposed mine, as well as the conditions required for bringing the existing operation into readiness for future production. These studies will also include more work on future closure strategies and baseline studies such as species at risk surveys and studies on effluent chemistry management. Engagement with local communities of interest initiated prior to the drilling program will continue. Subsequent to the end of the Quarter, an international environmental consulting firm, with offices in Nova Scotia was retained to initiate the environmental program toward the completion of an environmental and social impact assessment “(ESIA)” by mid 2016.

The information contained in this document relating to the proposed work program has been reviewed and approved by Bill Mercer, P. Geo. (NS) and Vice President, Exploration and Donald Bubar, P. Geo. (ONT), CEO and President of Avalon, both qualified persons for the purposes of National Instrument 43-101. The Qualified Person who prepared the Study is Don Hains, P. Geo.

Separation Rapids Lithium Minerals Project

During the Quarter, the Company incurred $142,149 (2014 - $47,004) in expenditures on the Separation Rapids Lithium Minerals Project, near Kenora, Ontario. Approximately 75% of these expenditures were incurred on metallurgical laboratory testwork to investigate the potential for producing lithium chemicals and process optimization work on the petalite and feldspar production flowsheets, with the balance incurred on permitting and preparatory work to re-commission the access road to the project site.

Previously reported testwork confirmed the potential for producing a high purity petalite concentrate from both the fine and coarse grained ore through a single process stream. It has also successfully produced a marketable feldspar by-product. A further work program targeting the production of petalite product samples was completed and sub-samples sent to a number of potential customers in the glass-ceramics industry interested in high purity petalite. These customers have confirmed that the quality of the samples meets their requirements and have requested larger trial quantities for further evaluation. Plans are being developed to produce 1 tonne of high-purity petalite concentrate from eight tonnes of ore currently crushed and stored in Kenora.

Following this program, Avalon plans to recover and process another bulk sample of the ore in order to produce a minimum of 800 tonnes of petalite product for full-scale batch trials by the customers. These are required before formal offtake agreements can be concluded. Preparations are underway to recover an 8,000 tonne bulk sample of the ore this summer, which will involve rehabilitating the access road. The Company is presently seeking the necessary approvals to proceed with this work.

The current plan is to process this material at a pilot plant to be assembled in Kenora using equipment from a commercial laboratory plus specific items to be rented/leased from specialist vendors. The timing for this program is still to be finalized and is subject to arranging necessary financing.

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The potential for producing high-purity (battery grade) lithium chemicals (carbonate and hydroxide) from the petalite has been confirmed and work is now in progress to try to produce 99.9% lithium carbonate. This offers the possibility of adding a second product line to serve the growing rechargeable battery sector that will increase project revenues and improve overall economics.

Lithium carbonate is one of the lithium chemical products that provide lithium for the lithium ion battery cathodes. However, other lithium chemicals such as lithium hydroxide are now also being produced to serve this market and market studies are underway to determine what product alternative is best suited for the Separation Rapids petalite.

In addition, during the Quarter, Avalon hired Hains Engineering to conduct a market study focussing on the market for feldspars in North America.

Unless otherwise noted, the technical information on the Separation Rapids Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under NI 43-101.

Other Projects

The Company did not complete any significant work on any of its other projects during the Quarter.

Corporate Social Responsibility (“CSR”)

The Company has placed a high priority on its performance with respect to health and safety at all of its active project sites. The Company’s safety performance remained strong during the Quarter, maintaining a medical aid and lost time accident free record since August 2013. Avalon had only one medical aid accident in its 2013 fiscal year and has had none since then.

The Company released its third comprehensive Sustainability Report on December 1, 2014. The 2014 Sustainability Report is available for download on the Company’s website at: http://www.avalonraremetals.com The 2014 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company. On April 1, Corporate Knights magazine placed Avalon 17th in its ranking of the Future 40 Responsible Corporate Leaders in Canada 2015, and second amongst mineral companies, from a universe of 187 eligible small and mid-cap organizations in 2015.

The 2014 Report also incorporates a self-assessment of Fiscal 2014 performance and sets targets for 2015 against the applicable Mining Association of Canada 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year end August 31.

While the 2014 Report focuses on safety and environmental performance at Nechalacho, similar performance objectives were set and met for the East Kemptville and Separation Rapids projects. The report also highlights many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. Avalon is committed to maximizing opportunities for local communities and working with the Company’s Aboriginal partners.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review the Company’s sustainability-oriented work. No meetings were held in the Quarter, but it is anticipated that the committee will be re-activated with the commencement of significant new work programs on the Separation Rapids and East Kemptville projects in 2015.

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Administration and Other

Corporate and Administrative expenses totalled $875,169 during the Quarter, a 20% decrease over the amount incurred during the comparative quarter in fiscal 2014 ($1,090,217). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for the Quarter were salaries and benefits, directors’ fees and meeting expenses, and financing advisory services and expenses.

Salaries and benefits for the Quarter decreased by approximately 13% to $447,172 compared to $511,279 for the same quarter in fiscal 2014. The decrease in salaries and benefits was primarily related to the 20% to 25% salary reduction for the Company’s senior management team commencing November 2014 through to May 2015.

Directors’ fees and meeting expenses during the Quarter decreased by approximately 59% to $23,404 compared to $57,644 for the same quarter in fiscal 2014. To conserve cash resources, the Board of Directors cut the directors’ fees by 50% starting in January 2015.

No financial advisory fees and expenses were incurred during the Quarter, compared to $45,194 for the same quarter in fiscal 2014. This decrease related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

Share based compensation earned during the Quarter totalled $157,135 compared to $310,390 for the same quarter in fiscal 2014. This decrease is primarily related to the decrease in the estimated average fair values of the options earned during the Quarter compared to the same quarter in fiscal 2014.

For the Nine Month Period, corporate and administrative expenses totalled $3,089,811 compared to $4,201,496 for the same period in fiscal 2014. The main areas of decreased operating expenses for the Nine Month Period were salaries and benefits, directors’ fees and expenses, filing and transfer fees, financing advisory services and expenses, and marketing and sales expenses.

Consistent with the Quarter and for similar reasons, salaries and benefits for the Nine Month Period decreased by approximately 22% to $1,456,643, compared to the same period in fiscal 2014. Similarly, directors’ fees and expenses decreased by approximately 47% to $106,040 compared to the same period in fiscal 2014.

Filing and transfer fees decreased by 51% to $222,065 during the Nine Month Period compared to the same period in fiscal 2014. Higher filing and transfer fees were incurred in fiscal 2014 relating to the shelf prospectus that was filed on September 12, 2013.

Consistent with the Quarter and for similar reasons, financing advisory services and expenses for the Nine Month Period decreased by approximately 73% to $37,853, compared to the same period in fiscal 2014.

Marketing and sales related expenses for the Nine Month Period decreased by approximately 60% to $114,870 compared to the same period in fiscal 2014, which primarily related to the decrease in fees paid to consultants in assisting the Company in its market development and government relations work. This was achieved by performing a higher portion of the work in-house, as well as less travel to conferences and meetings.

Stock-based compensation decreased to $633,092 from $1,010,432 during the Nine Month Period compared to the same period in fiscal 2014. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Nine Month Period compared to the same period in fiscal 2014.

On May 31, 2015, the fair value of the Company’s outstanding warrants denominated in US$ were re-measured using the Black-Scholes pricing model, which resulted in a gain of $850,504 and $205,773 for the Nine Month Period and the Quarter respectively (being the decrease in the estimated value of these warrants between August 31, 2014 and May 31, 2015, and between February 28, 2015 to May 31, 2015 respectively). The changes in the estimated value of these warrants at the various valuation dates are mainly caused by the fluctuation in the trading price of the Company’s common shares as at May 31, 2015 compared to August 31, 2014 and February 28, 2015. These warrants were issued during the quarter ended August 31, 2014.

Avalon Rare Metals Inc.	Page 10 of 20

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company.

Fiscal Year	2015			2014				2013
For the Quarters Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
	$	$	$	$	$	$	$	$
Revenue (Interest)	13,536	15,152	15,415	21,343	16,158	22,581	27,993	44,088
Net Loss before discontinued operations	748,724	1,582,569	618,872	230,266	1,437,178	1,813,324	2,249,813	4,778,621
Net Loss	748,724	1,582,569	618,872	230,266	1,437,178	1,813,324	2,249,813	4,778,621
Net Loss, per share, basic and diluted	0.01	0.01	0.00	0.00	0.01	0.02	0.02	0.05

The fluctuation in quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties and changes in the fair value of warrants denominated in foreign currency. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

As at May 31, 2015, the Company had working capital of $7,316,167 (calculated by adding back the deferred flow-through share premium of $489,473 and the liability for warrants denominated in foreign currency of $870,118 to the net current assets of $5,956,576), and cash and cash equivalents on hand of $7,580,276. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing annual interest rates of 1.15% to 1.4%. As at August 31, 2014, the Company had working capital of $5,607,733 (which is calculated by adding back the liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111) and cash and cash equivalents on hand of $6,017,598.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $420,000 per month. The Company’s current anticipated resource property expenditures (excluding capitalized salaries and benefits) planned to be incurred during the year ending August 31, 2015 are budgeted at approximately $3,200,000 (of which approximately $1,642,000 was spent during the Period).

Avalon Rare Metals Inc.	Page 11 of 20

The Company believes its present cash resources, along with anticipated funds to be raised through “at the market” issuances pursuant to the Sales Agreement described below, are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least May 31, 2016. However, there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised.

In September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

During the Period the Company raised US$1,438,515 in gross proceeds by the issuance of 6,567,791 shares through the at-the-market program.

During the Period, the Company completed a private placement (the “Private Placement”) and issued 8,981,781 flow-through common shares (“Flow-Through Shares”) at $0.27 per share for total gross proceeds of $2,425,081, of which 185,000 Flow-Through Shares were issued to the CEO of the Company. In connection with the Private Placement, the Company paid finders’ fees of $142,508, issued 527,806 finder’s compensation warrants and incurred other issuance costs of $23,652. Each finder’s compensation warrant entitles the finder to purchase one non-flow-through common share of the Company at a price of $0.27 per share from June 20, 2015 to December 19, 2016.

During the Quarter, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit (the “Unit Price”) for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Mr. Bubar is a director and the President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016. In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs; the most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing (as described earlier under “Exploration and Development Activities”). The Company is also required to incur additional Canadian Exploration Expenditures of $1,604,690 by December 31, 2015, which is the remaining balance of the required expenditures resulting from the flow-through private placement completed in December, 2014. The Company is also required to incur additional Canadian Exploration Expenditures of $400,000 by September 30, 2015 and $2,099,999 by December 31, 2016, which is the remaining balance of the required expenditures resulting from prospectus offering completed in May, 2015. In addition, the Company is obligated to pay Euro 8,400 per month for the next twelve months to the service provider pursuant to a service contract for the Nechalacho Project.

Avalon Rare Metals Inc.	Page 12 of 20

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2015	$25,323
2016	$303,887
2017	$311,327
2018	$315,047
2019	$315,047
2020	$105,015

Off Balance Sheet Arrangements

As at May 31, 2015, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions (other than those disclosed above with respect to the Private Placement and Prospectus Offering) with related parties during each of the three and nine month periods ended May 31, 2015 and 2014.

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2015 and 2014 were as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

Salaries, benefits and directors’ fees	$442,552	$566,662	$1,458,330	$1,975,281
Share based compensation(1)	134,907	320,054	568,388	935,618

	$577,459	$886,716	$2,026,718	$2,910,899

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Rare Metals Inc.	Page 13 of 20

Subsequent Events

Subsequent to the end of the Period, the Company:

a)

granted an aggregate of 470,000 stock options with a weighted average exercise price of $0.30 per share to certain employees of the Company. The weighted average contract life of these options was 4.5 years; and

b)	had 550,000 stock options with a weighted average exercise price of $1.66 per share expire.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of reserve and resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, accrued site closure and reclamation provision and amortization expense.

Fair value of share based payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

Avalon Rare Metals Inc.	Page 14 of 20

Site closure and reclamation provision

The Company’s accounting policy for the recognition of site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The new accounting standards adopted during the Period and their impacts on the Company’s consolidated financial statements are as follows:

Avalon Rare Metals Inc.	Page 15 of 20

IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective for the Period:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement” (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Rare Metals Inc.	Page 16 of 20

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and warrants denominated in foreign currency.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at May 31, 2015, with an original exercise price of US$0.56 per share (“US$ Warrant”). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2015 and as at the date of this MDA is US$0.5264. The US$ Warrants will be exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of May 31, 2015. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at May 31, 2015.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO 2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at May 31, 2015. No material weaknesses were identified by management during this evaluation.

Avalon Rare Metals Inc.	Page 17 of 20

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2015 and as of the date of this MDA, the Company had 152,785,482 common shares issued and outstanding.

b)	Options

As at May 31, 2015, the Company had an aggregate of 9,605,000 incentive stock options outstanding with a weighted average exercise price of $1.66 (of which 6,368,750 were vested and 3,236,250 were unvested). Subsequent to the end of the Period, 470,000 options were granted and 550,000 options expired unexercised (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 9,525,000 incentive stock options with a weighted average exercise price of $1.60 outstanding.

c)	Warrants

As at May 31, 2015 and the date of this MDA, the Company has the following common share purchase warrants outstanding:

i.

6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and exercisable from December 13, 2014 until June 13, 2021. These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2015 and as at the date of this MDA is US$0.5264;

ii.	2,215,985 warrants with an exercise price of $0.425 per share and exercisable until November 27, 2016;

iii.	1,222,500 warrants with an exercise price of $0.60 per share and exercisable from January 2, 2015 until July 2, 2017; and

iv.

30,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.91 per share and will expire as follows: 10,000 warrants on August 9, 2017, 10,000 warrants on July 31, 2018, and 10,000 warrants on July 31, 2019.

The Company is also committed to issue 20,000 common share purchase warrants to the DKFN, in two instalments of 10,000 warrants per year over the next two years on the anniversary of the effective date of the Accommodation Agreement (July 31), and 20,000 warrants to the NWTMN in two equal instalments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Avalon Rare Metals Inc.	Page 18 of 20

d)	Brokers/Finders’ Compensation Warrants

As at May 31, 2015, and the date of this MDA, the Company has 1,732,612 brokers’ compensation warrants outstanding. 554,273 of these warrants have an exercise price of US$0.56 per share and are exercisable until June 13, 2017, 527,806 of these warrants have an exercise price of $0.27 per share and will be exercisable from June 20, 2015 until December 19, 2016, and 650,533 of these warrants have an exercise price of $0.34 per share and are exercisable until November 27, 2016.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 19 of 20

Certain United States Tax Disclosure

In any year in which the Company is classified as a “passive foreign investment company” (a “PFIC”), a U.S. holder of our securities (a “U.S. Holder”) will be required to file an annual report with the Internal Revenue Service (the “IRS”) containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares, and warrants. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income. Treasury Regulations provide, subject to the election described below, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a “qualifying electing fund” election (a “QEF Election”) will be required to recalculate its basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder may make an election for its first taxable year beginning after December 31, 2013, which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions, and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares and warrants.

Avalon Rare Metals Inc.	Page 20 of 20